Exhibit 99.1
Company statement

10 May 2006	For media enquiries please contact Cameron Hamilton on Tel: 61 2 8274 5304 or Mob: 0425 344 688. For analyst enquiries please contact Steve Ashe on Tel: 61 2 8274 5246 or Mob: 0408 164 011.
Gregory Clark resigns from James Hardie Board
The Chairman of the Board of James Hardie Industries NV, Meredith Hellicar, today announced the resignation of Mr Gregory Clark from the Supervisory and Joint Boards of the company (the Board).
Mr Clark joined the Board in July 2002. He has advised the Board he has other interests he wants to pursue, and he wished the company, the chairman and other Board members well.
Ms Hellicar thanked Mr Clark for his contribution, and for his commitment to the company’s shareholders, management and Board during a particularly challenging period for the company. “Greg stood for re-election last year because he felt the company would benefit from continuity of Board membership,” she said.
“With the signing of the Final Funding Agreement last December and progress in the on-going work to resolve issues associated with our voluntary asbestos funding proposal, he feels that now is an appropriate time to depart.”
In announcing Mr Clark’s resignation, Ms Hellicar confirmed that the Board is well advanced in its search for new directors who have relevant business, financial and board experience in both the USA and Europe, and the personal qualities and values important for contributing to the balanced composition of the Board.
“New directors will inject new ideas and approaches into this demanding Board, and allow for director transitions to occur in a way that ensures the continued stability of the company,” she said.
END
Media Enquiries:
Cameron Hamilton
Telephone: 61 2 8274 5304
Mobile: 0425 344 688
Facsimile: 61 2 8274 5218
Analyst Enquiries:
Steve Ashe
Vice President — Investor Relations
Telephone: 61 2 8274 5246
Mobile: 0408 164 011
Email: steve.ashe@jameshardie.com.au
Facsimile: 61 2 8274 5218
www.jameshardie.com

     Disclaimer
This Company Statement contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:
•	projections of our operating results or financial condition;

•	statements regarding our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;

•	statements about our future economic performance;

•	statements about product or environmental liabilities; and

•	expectations about payments to a special purpose fund for the compensation of proven asbestos-related personal injury and death claims.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” in our Form 20-F, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie Group subsidiaries; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; our reliance on a small number of product distributors; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; the successful implementation of new software systems; and the successful transition of our new senior management. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.